May 31, 2016

British Columbia Securities Commission
Alberta Securities Commission
The Manitoba Securities Commission
Ontario Securities Commission
Nova Scotia Securities Commission

Via Sedar

NOTICE PURSUANT TO SUBSECTION 11.3 OF
NATIONAL INSTRUMENT 51-102 (“NI 51-102”)
CONTINUOUS DISCLOSURE OBLIGATIONS

Pursuant to the requirements set out in subsection 11.3 of NI 51-102, the undersigned hereby gives notice of the results of voting from the May 27, 2016 Annual and Special Meeting (the “Meeting”) of shareholders of Trillium Therapeutics Inc. (the “Corporation”).

1.	Election of Directors

The shareholders of the Corporation voted by ballot to elect the following individuals as directors of the Corporation until the next annual meeting of shareholders or until their successors are elected or appointed, as follows:

Name	Votes in Favour	% Votes in Favour	Votes Withheld	% Votes Withheld
Mr. Luke Beshar	2,799,000	99.67	9,243	0.33
Dr. Henry Friesen	2,612,006	93.01	196,237	6.99
Dr. Robert Kirkman	2,482,475	88.40	325,768	11.60
Dr. Michael Moore	2,612,672	93.04	195,571	6.96
Dr. Thomas Reynolds	2,798,733	99.66	9,510	0.34
Dr. Niclas Stiernholm	2,798,553	99.65	9,690	0.35
Dr. Calvin Stiller	2,612,131	93.02	196,112	6.98

2.	Appointment of Auditors

The shareholders of the Corporation voted, on a show of hands, to reappoint Ernst & Young LLP, Chartered Professional Accountants, Licensed Public Accountants as auditors of the Corporation for the ensuing year and authorize the directors to fix their remuneration.

3.	Approval of 2016 Stock Option Plan

The shareholders of the Corporation voted by ballot to approve the Corporation’s amended and restated stock option plan, all as more particularly set out in the management information circular prepared by the Corporation in respect of the Meeting. The voting results were as follows:

Votes in Favour	% Votes in Favour	Votes Against	% Votes Against
2,196,404	78.21	611,839	21.79

4.	Approval of By-Law Amendment

The shareholders of the Corporation voted by ballot to pass a resolution confirming, ratifying and approving an amendment to the general by-law of the Corporation to add an advance notice requirement for nominations of directors by shareholders in certain circumstances, all as more particularly set out in the management information circular prepared by the Corporation in respect of the Meeting. The voting results were as follows:

Votes in Favour	% Votes in Favour	Votes Against	% Votes Against
2,263,733	80.61	544,510	19.39